EXHIBIT 28

Daniel S. Och                Harold Kelly                Richard Lyon

James O’Connor                        Zoltan Varga

c/o Willoughby Capital Holdings, LLC

667 Madison Avenue

Floor 23

New York, New York 10065

August 22, 2023

Special Committee of the Board of Directors

Sculptor Capital Management, Inc.

9 West 57th Street

39th Floor

New York, New York 10019

Dear Special Committee Members,

We write in response to disclosures in the preliminary proxy statement filed by Sculptor Capital Management, Inc. (the “Company”) on August 21, 2023. Based on our review, the preliminary proxy statement appears to present a narrative that is misleading and incomplete. Still, even this narrative demonstrates that the Special Committee remains beholden to management and is failing to act in the best interests of shareholders.

In response to the Company’s preliminary proxy statement, third parties have already begun criticizing the Special Committee for turning down higher bids that did not provide sufficient assurances to management that they would be retained with exorbitant compensation packages.

We have been consistent in expressing our longstanding view that efforts by the Board of Directors at large and the Special Committee to protect management compensation have come at the shareholders’ expense. The preliminary proxy statement confirms our concerns. The Special Committee turned away higher bids that would not entrench management’s compensation, and Rithm itself initially agreed to offer $12 a share, but reduced its offer a full dollar per share, because, as Rithm acknowledged in the proxy, “it would need to spend more money than anticipated in the form of a long-term incentive plan and retention plan for the Company’s senior leadership.”

The preliminary proxy statement also makes clear that Mr. Levin not only continues to benefit from his indefensible compensation agreement, but has received from Rithm a walk-away right that creates instability for fund investors and makes any limitations on his 2024 compensation entirely illusory. Under Mr. Levin’s side letter agreement with Rithm, if Rithm and he do not agree to renegotiate his contract in 2024 for any reason, Mr. Levin may leave the Company with a substantial severance package, which provides for both an acceleration of all his deferred compensation and that all of his incentive units – many of which were granted only because of the Board’s original failure of oversight in early 2022 – would vest and become payable. This valuable right surely subtracted from what Rithm would pay to the shareholders. It further ensures that Mr. Levin’s attentions will remain devoted to renegotiating and maximizing his own compensation, rather than maximizing returns for fund investors. As we have seen over the past three years, this is nothing more than a recipe for future instability for the Company, its shareholders, its fund investors, and its employees.

Unfortunately, we believe the preliminary proxy statement omits even worse parts of this story. As a result, we enclose a demand letter pursuant to Section 220 of the Delaware General Corporation Law. We believe that the Company’s records will reveal a process that, in violation of fiduciary obligations, ignored potential transactions that would have maximized value for shareholders and ensured better outcomes for the fund investors of the Company’s investment vehicles. We further believe that both shareholders and fund investors should only consent to a structure that avoids the worst of the current status quo: unconscionable compensation for the management team and the ability of that same team to again hold fund investors hostage in the future to negotiate even better terms.

We believe that the shareholders and the fund investors are entitled to make their decisions on this transaction with all of the information that would be material to them. Third parties have highlighted that the Special Committee’s lack of that transparency and unnecessary restrictions do not serve the best interests of shareholders. As Matt Levine of Bloomberg stated yesterday:

If I were Sculptor’s special committee, and I wanted to maximize the price I got for shareholders, I’d probably want to talk to Weinstein? Like, let him talk to investors to see if they would consent, talk directly to Bidder H to firm up the sale of the CLO business, let him fix his math, etc., so that if he really does want to pay $12.25 he can. Instead, the board “directed the Company and its Representatives to not engage further with the Consortium with respect to the Proposal,” which seems kind of abrupt.

Additionally, on Bloomberg TV, anchor Matt Miller noted that “Under the higher [Weinstein] bid, [management] would lose their job, which is maybe why they didn’t take the higher bid. But they’re supposed to be the agents of the shareholders!”

Accordingly, we hereby request, on behalf of all shareholders, that the Company take a series of steps to promote transparency and provide for a true opportunity to maximize the value of the Company: (1) release “Bidder H” and “Bidder J” (as code-named in the preliminary proxy statement), together with any other interested parties, from restrictions on making public statements about their bids and allow them to work with us on improving their bids, (2) state publicly that all bids will be considered equally, regardless of any bidder’s plans for current management, and (3) allow us to speak with bidders to affirm to them what we have repeatedly told you, that we will support a deal that maximizes shareholder value, including by reversing the massive diversion of value to management.

As we have said since the Company announced the sale process, we continue to be open to supporting a transaction that would achieve those objectives. Absent such a transaction, you can expect that we will continue to vigorously oppose the current transaction with Rithm.

Sincerely,

/s/ Daniel S. Och
Daniel S. Och

/s/ Harold Kelly
Harold Kelly

/s/ Richard Lyon
Richard Lyon

/s/ James O’Connor
James O’Connor

/s/ Zoltan Varga
Zoltan Varga

cc:	Andrew J. Levander, Dechert LLP
Kenneth E. Young, Dechert LLP
Peter Harwich, Latham & Watkins, LLP
Harvey Eisenberg, Weil, Gotshal & Manges LLP

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